

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2020

Moti Malul
Chief Executive Officer
NeoGames S.A.
5, rue de Bonnevoie
L-1260 Luxembourg
Grand Duchy of Luxembourg

      Re: NeoGames S.A.
          Amendment No. 1 to Draft Registration Statement on Form F-1
          Submitted October 19, 2020
          CIK No. 0001821349
          Registration Statement on Form F-1
          Filed October 27, 2020
          File No. 333-249683

Dear Mr. Malul:

      We have reviewed your amended draft registration statement and your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2020 letter.

Form F-1 filed October 27, 2020

Risk Factors
Our Founding Shareholders will have significant influence...., page 24

1.   To the extent your Founding Shareholders will own a majority of the voting power of the company after the offering, please revise this risk factor to discuss that, if they act in concert, they will control the outcome of any vote requiring the approval of a majority of stockholders, or tell us why you believe that such disclosure is not required.

The Company is organized under the laws of Luxembourg...., page 45

2.   We note your response to comment 4 and partially reissue the comment. Please revise your disclosure and exhibit to clarify that this provision does not apply to claims under the U.S. federal securities laws.

Dilution, page 51

3.   Please tell us how you calculated net tangible book value of $18.7 million as of September 30, 2020.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of Results of Operations, page 59

4.   In your discussion of your contract with Intralot Interactive S.A., you state that the initial term of this contract expired in 2014 and the contract has been renewed for 12-month periods, with the current renewal ending on June 30, 2025. Please confirm that the current renewal ends in 2025. In this regard, it appears that a 12-month renewal period would result in the current renewal period ending at some point prior to 2025. Please revise or advise.

Business
Impact of COVID-19, page 89

5.   Please balance this discussion with a discussion of your costs for the same time periods.

Consolidated Financial Statements
Note 7 - Investment in Joint Venture and Joint Operation
B - Michigan Joint Operation, page F-17

6.   Refer to our previous comment 16. Please clarify whether NeoGames or NeoPollard performs the work as a Pollard subcontractor for the MSL. In this regard, it appears from the disclosure in Note 11 and on the face of your income statement that the revenue related to the MSL is recorded as if NeoGames performs the work, and this is supported by your response. However, your disclosure on page 53 states that all of your iLottery business in North America is conducted through NPI, including in Michigan, where the contract is between the MSL and Pollard and you support the MSL iLottery as a subcontractor of Pollard.

General

7.   Please tell us what consideration you have given to filing as material contracts the Revenue Sharing Agreement, Intralot agreement, contract with Jogos Santa Clara, MSL, and related party agreements discussed in the Related Party Transactions section of your prospectus.

Moti Malul
NeoGames S.A.
November 4, 2020
Page 3

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services